AHP Servicing, LLC

AUTHORIZING RESOLUTION

Litigation Support Shares

The undersigned, being all the directors of AHP Servicing, LLC, a Delaware limited liability company (the "Company"), hereby adopt the following as an "Authorizing Resolution" pursuant to section 3.3.1 of the Limited Liability Company Agreement of the Company (the "LLC Agreement"):

1.   **Definitions**. Capitalized terms that are not otherwise defined in this Authorizing Resolution shall have the meanings given to them in the LLC Agreement.

2.   **Authorization of Series**. The Company shall have the authority to issue up to One Million (1,000,000) Shares of Preferred Stock designated as "Litigation Support Shares," having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in this Authorizing Resolution.

3.   **Distributions**.

   3.1.   **In General**. While any Litigation Support Shares remain outstanding, all distributions by the Company, whether from ordinary operating income or the sale or other disposition of capital assets, shall be made in the following order of priority:

      3.1.1.   First, the Company shall distribute to each holder of Litigation Support Shares an amount equal to his, her, or its Unreturned Investment;

      3.1.2.   Second, the Company shall distribute to each holder of Litigation Support Shares an amount equal to his, her, or its Preferred Return, to the extent not previously paid;

      3.1.3.   Third, the Company shall distribute to each holder of Litigation Support Shares an amount equal to (i) double his, her, or its investment, if repayment occurs on or before the first day of trial in the matter captioned AHP Capital Management LLC v. Oak Harbor Capital, LLC et al, currently pending in Washington State; or (ii) triple his, her, or its investment, if repayment occurs after the first day of trial, to the extent not previously paid; and

      3.1.4.   Fourth, the Company shall distribute the balance to the Common Stockholders or the holders of a different series of Preferred Stock.

   3.2.   **Definitions**. The following definitions shall apply for purposes of this Authorizing Resolution:

      3.2.1.   "Preferred Return" means, with respect to each holder of Litigation Support Shares, a cumulative, compounded return of fifteen percent (15%) per year on the Unreturned Investment of such holder.

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3.2.2.　The "Unreturned Investment" of a holder of Litigation Support Shares means the amount paid by the original purchaser for such Litigation Support Shares reduced by previous distributions made with respect to such Litigation Support Shares pursuant to section 3.1.1.

3.3.　**Calculations**. All calculations required by this section 3 shall be made by an accounting firm selected by the Company, and, in the absence of fraud, its calculation shall be final and not subject to dispute.

4.　**Price**. Initially, the Series A Preferred Stock shall be offered to the public for Ten Dollars ($10.00) for each Share. The price may be increased or decreased by the Company in its sole discretion.

5.　**Manner of Offering**. Initially, Litigation Support Shares shall be offered to the public in an offering under section 4(a)(6) of the Securities Act of 1933, in conjunction with American Homeowner Preservation 2015A+ LLC, pursuant to an agreement captioned "Funding Agreement."

6.　**Cancelation of Shares**. Once distributions have been made pursuant to section 3.1 equal to the entire Unreturned Investment and Preferred Return with respect to Litigation Support Shares, such Litigation Support Shares shall be canceled for all purposes. Without limiting the preceding sentence (i) no further distributions shall be made with respect to such Litigation Support Shares, and (ii) ownership of such Litigation Support Shares shall no longer be treated as Stockholders of the Company.

7.　**Priority**. The Litigation Support Shares shall have priority over the Common Stock and all series of Preferred Stock created before the date of this Authorizing Resolution. However, the Company may create one or more series of Preferred Stock following the date of this Authorizing Resolution with higher priority than the Litigation Support Shares.

8.　**Mandatory Redemption**.

8.1.　**Based on ERISA Considerations**. The Company may, at any time, cause the Company to purchase all or any number of the Litigation Support Shares owned by a holder of Litigation Support Shares whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, section 4975 of the Internal Revenue Code, or any similar Federal, State, or local law, if the Company determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.2.　**Based on Other Bona Fide Business Reasons**. The Company may, at any time, cause the Company to purchase all of the Litigation Support Shares owned by a holder of Litigation Support Shares if the Company determines that (i) such holder made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to such holder's interest in the Company; (iii) the Company believes that such holder's ownership has caused or will cause the Company to violate any law or regulation; (iv) such holder has violated any of his, her, or its obligations to the Company or to the other Stockholders; or (ii) such holder is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Stockholders.

8.3.   **Purchase Price and Payment**. In the case of any purchase of Litigation Support Shares described in this section 8, the purchase price of the Litigation Support Shares shall be equal to the capital account associated with such Litigation Support Shares, which shall be paid by wire transfer or other immediately available funds at closing, which shall be held within sixty (60) days following written notice from the Company.

9.   **Transfers of Shares**.

9.1.   **Transfers by Holders**.

9.1.1.   **In General**. A holder of Litigation Support Shares (a "Transferor") may not sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Litigation Support Shares (the "Transferred Shares"), without or without consideration, except as set forth in this section 9. Any attempted sale, transfer, or encumbrance not permitted in this section 9 shall be null and void and of no force or effect.

9.1.2.   **Application to Entities**. In the case of a holder of Litigation Support Shares that is a Special Purpose Entity, the restrictions set forth in section 9.1.1 shall apply to indirect transfers of Litigation Support Shares by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding Litigation Support Shares, and (ii) any entity if the purchase price of its Litigation Support Shares represents at least seventy percent (70%) of its capital.

9.1.3.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 9.1.1:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 9.1.3(a) (i) the Transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Shares shall not thereafter be transferred further in reliance on section 9.1.3(a).

9.2.   Transfers with Consent of Company.

9.2.1.   **In General**. A Transferor may Transfer all or a portion of his, her, or its Litigation Support Shares only if the Company consents in writing to the Transfer, which consent it may grant or withhold in its sole discretion, and all of the following conditions are satisfied:

(a)   The Transferor and proposed transferee file a notice, signed and certified by the transferring Transferor, with the Company at least thirty (30) business days in advance of the proposed Transfer which contains (i) the terms and conditions of and the circumstances under which the proposed Transfer is to be made, (ii) a description of the Transferred Shares, and (iii) all other information reasonably requested by the Company;

(b)   All costs and expenses incurred by the Company in connection with the Transfer are paid by the Transferor to the Company, without regard to whether the proposed Transfer is consummated;

(c)   A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(d)   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions; and

(e)   The Company determines, and such determination is confirmed by an opinion of counsel satisfactory to the Company stating, that (i) the Transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the Transfer will not require the Company or the Company to register as an investment company under the Investment Company Act of 1940, (iii) the Transfer will not require the Company or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the Transfer will not cause a termination of the Company under section 708(b)(1) of the Code and notwithstanding such Transfer, the Company shall continue to be treated as a partnership under the Code (including section 7704 of the Code), (v) the Transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Company would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (vi) the Transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Company; *provided*, *further*, that the Company shall not consent to any Transfer if such Transfer will cause any amounts to become due pursuant to or a default under any Subscription Facility.

9.2.2.   **Special Rule for Affiliates**. Notwithstanding the foregoing, the Company shall not unreasonably withhold consent to a Transfer that otherwise satisfies section 9.2.1 in the event such Transfer is to an affiliate of the Transferor; *provided* that the Company is reasonably satisfied that such affiliate has the financial capability to meet its obligations under this Agreement.

9.2.3. **Rights of Assignee**. Until and unless a person who is a transferee of Litigation Support Shares in compliance with this section 9.2 is admitted to the Company as a Stockholder pursuant to section 9.3 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Stockholder of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

9.3. **Substitute Members**.

9.3.1. **In General**. A transferee of Transferred Shares pursuant to section 9.2 shall have the right to become a Stockholder (as a holder of Litigation Support Shares) pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a) The fully executed and acknowledged written instrument of transfer has been filed with the Company;

(b) The transferee executes, adopts and acknowledges this Agreement and is listed in the books and records of the Company as a Stockholder;

(c) Any costs and expenses of the Transfer incurred by the Company, including but not limited to attorneys' fees, are paid to the Company; and

(d) The Company shall have provided its consent in writing to the substitution, which consent it may grant or withhold in its sole discretion, and which consent may be conditioned upon, among other things, delivery of the opinion of counsel, satisfactory to the Company, as to the matters referred to above.

9.3.2. **Effective Date**. The admission of a transferee as a Member shall be effective as of the first day of the calendar quarter immediately following the Transfer.

9.4. **Involuntary Withdrawal by Transferors.** Upon the death, Act of Insolvency, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a holder of Litigation Support Shares, neither the Company nor the Company shall have the obligation to purchase the Litigation Support Shares owned by such holder, nor shall such holder have the obligation to sell his, her, or its Litigation Support Shares. Instead, the legal successor of such holder shall become an assignee of the holder pursuant to section 9.2.3, subject to all of the terms and conditions of this Agreement.

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11. **Power of Attorney**.

11.1.   **In General**. The Company shall have a special and limited power of attorney as the attorney-in-fact for each holder of Litigation Support Shares, with power and authority to act in the name and on behalf of each such holder, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Authorizing Resolution and which may include, by way of illustration but not by limitation, the following:

11.1.1.   This Authorizing Resolution and any amendment of this Authorizing Resolution authorized under section 11;

11.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Company shall deem it advisable to file; and

11.1.3.   Any and all other instruments as the Company may deem necessary or desirable to effect the purposes of this Authorizing Resolution and carry out fully its provisions.

11.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Company (i) is a special power of attorney coupled with the interest of the Company in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting holder, and is limited to those matters herein set forth; (ii) may be exercised by the Company by an through one or more of the officers of the Company for each holder of Litigation Support Shares by the signature of the Company acting as attorney-in-fact for all holders, together with a list of all holders executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a holder of all or any portion of his, her or its Litigation Support Shares except that, where the assignee of such Shares has been approved by the Company for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Company to execute, acknowledge and file any instrument or document necessary to effect such substitution.

11.3.   **Notice to Holders**. The Company shall promptly furnish to each holder of Litigation Support Shares a copy of any amendment to this Authorizing Resolution executed by the Company pursuant to a power of attorney from such holder.

12. **Amendments**.

12.1.   **Amendments Not Requiring Consent**. The Board of Directors may amend this Authorizing Resolution without the consent of any holder of Litigation Support Shares to effect:

12.1.1.   The correction of typographical errors;

12.1.2.   An amendment that cures ambiguities or inconsistencies in this Authorizing Resolution;

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12.1.3. An amendment that conforms with the Offering Circular of the Company, originally dated of even date herewith.

12.1.4. A change the Board of Directors determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

12.1.5. A change to facilitate the trading of Litigation Support Shares, including changes required by law or by the rules of a securities exchange;

12.1.6. A change the Board of Directors determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

12.1.7. Any amendments expressly permitted in this Authorizing Resolution to be made by the Board of Directors acting alone; or

12.1.8. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the holder of Litigation Support Shares.

12.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the holders of Litigation Support Shares, other than amendments described in section 12.3, shall require the consent of the Board of Directors and holders of Litigation Support Shares holding a majority of the outstanding Litigation Support Shares.

12.3. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Board of Directors and each affected holder of Litigation Support Shares:

12.3.1. An amendment deleting or modifying any of the amendments already listed in this section 12.3;

12.3.2. An amendment that would require any holder of Litigation Support Shares to make additional capital contributions; and

12.3.3. An amendment that would impose personal liability on any holder of Litigation Support Shares.

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12.4.   Procedure for Obtaining Consent. If the Board of Directors proposes to make an amendment to this Authorizing Resolution that requires the consent of the holders of Litigation Support Shares, the Board of Directors shall notify each affected holder in writing, specifying the proposed amendment and the reason(s) why the Board of Directors believe the amendment is in the best interest of the Company. At the written request of holders holding at least Twenty Percent (20%) of the Shares entitled to vote on the amendment, the Board of Directors shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If the Board of Directors proposes an amendment that is not approved by the holders within ninety (90) days from proposal, the Board of Directors shall not again propose that amendment for at least six (6) months.

13.   **Preemptive Rights**. Holders of Litigation Support Shares shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.

14.   **Voting Rights**. The Litigation Support Shares shall have no voting rights.

15.   **Effect of LLC Agreement**. The holder of Litigation Support Shares shall be subject to all of the terms and conditions of the LLC Agreement, provided that in the event of a conflict between the terms and conditions of the LLC Agreement and the terms and conditions of this Authorizing Resolution, the terms of this Authorizing Resolution shall control.

DATED: March 25, 2024


BOARD OF DIRECTORS


By _____
　　　　Jorge P. Newberry, Director

By _____
　　　　Echeverria Newbery, Director

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